Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street  |  Palo Alto, CA  94304-1115  |  tel 650.233.4500  |  fax 650.233.4545

Gabriella A. Lombardi

tel 650.233.4670

gabriella.lombardi@pillsburylaw.com

October 25, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-2001

Attention:                                         John Reynolds
Assistant Director

RE:                           Veracyte, Inc.

Amendment No. 3 to the Registration Statement on Form S-1

Filed October 17, 2013

File No. 333-191282

Dear Mr. Reynolds:

Veracyte, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated October 18, 2013.  The number of the response and the heading set forth below correspond to the numbered comment and heading in the letter from the Staff.

On behalf of the Registrant, we are concurrently filing via EDGAR Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”), and for the convenience of the Staff, we are providing to the Staff by courier, a copy of this letter, a copy of Amendment No. 4 with exhibits, and a marked copy of Amendment No. 4 (against Amendment No. 3 to the Registration Statement on Form S-1 filed on October 17, 2013).

Use of Proceeds, page 34

1.                                      We reissue comment three from our letter dated October 15, 2013. We note the disclosure in this section, and the risk factors section regarding the broad discretion of management in using the net proceeds from the offering and the disclosure regarding the potential allocation of proceeds to acquisitions. The company may reserve the right to change the use of proceeds, provided that

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Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street  |  Palo Alto, CA  94304-1115  |  tel 650.233.4500  |  fax 650.233.4545

such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use are indicated. See Instruction 7 to item 504 of Regulation S-K. Please revise the disclosure in this section accordingly.

Response:  In response to the Staff’s comment, the Registrant has revised pages 33, 36 and 37 of the Registration Statement.

* * *

The Registrant acknowledges the following:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the forgoing to be responsive to the Staff’s comments.  Should you have questions or require additional information, please call me at (650) 233-4670.  You may also direct any further comments to me via facsimile at (650) 233-4545 or via email.

Very truly yours,

/s/ Gabriella A. Lombardi

Gabriella A. Lombardi

cc:                                Veracyte, Inc.:

Bonnie H. Anderson, President and Chief Executive Officer

Shelly D. Guyer, Chief Financial Officer

Simpson Thacher & Bartlett LLP:

William H. Hinman, Esq.

Pillsbury Winthrop Shaw Pittman LLP:

Stanton D. Wong

Christina F. Pearson